The Board of Directors
Silverado Mines Ltd.
1111 West Georgia Street Suite 505
Vancouver, B.C.


We consent to the use of our reports included in the Form 10-K of Silverado Mines Ltd. for the year ended November 30, 1996.

Our auditors' report referred to in the preceeding paragraph is supplemented by our report entitled "Comments By Auditors For U.S. Readers On Canada-U.S. Reporting conflict" that states that Canadian reporting standards do not permit reference to uncertainties such as the company's ability to continue as a going concern as discussed in Note 1(a) to the consolidated financial statements when the uncertainties are adequately disclosed in the financial statements and accompanying notes. Under United States reporting standards such uncertainties would be described in an explanatory paragraph following the opinion paragraph.

/S/ KPMG
Vancouver, Canada

February 27, 1997